

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP: 3561

August 15, 2018

<u>Via E-Mail</u>
Christopher T. Carney
Applied Minerals Inc.
55 Washington Street, Suite 301
Brooklyn, NY 11201

      Re: Applied Minerals Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2017
               Filed April 17, 2018
               File No. 000-31380

Dear Mr. Carney:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ John Reynolds

                        John Reynolds
                        Assistant Director
                        Office of Beverages, Apparel and Mining